CUSIP No.  G3529T105



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                     Flagstone Reinsurance Holdings Limited
                     --------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G3529T105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]   Rule 13d-1(b)

 [ ]   Rule 13d-1(c)

 [x]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G3529T105

1    Name of Reporting Person:  Haverford (Bermuda) Ltd.
     I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[x]

3    SEC Use Only

4    Citizenship or Place of Organization:  Bermuda


Number of          5     Sole Voting Power:            10,000,000  Common Shares
Shares
Beneficially       6     Shared Voting Power:               -0-    Common Shares
Owned by
Each               7     Sole Dispositive Power:       10,000,000  Common Shares
Reporting
Person With        8     Shared Dispositive Power:          -0-    Common Shares


9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                        10,000,000 Common Shares


10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):                                                     [ ]


11   Percent of Class Represented by Amount in Row (9):  11.7%*


12   Type of Reporting Person (See Instructions):  CO

-----------------
* Based on 85,297,891 outstanding Common Shares, which is the total number of shares issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No.  G3529T105




1    Name of Reporting Person:  Mark J. Byrne
     I.R.S. Identification No. of above person (entities only): N/A


2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[x]

3    SEC Use Only

4    Citizenship or Place of Organization: Ireland

Number of          5     Sole Voting Power:                 -0-   Common Shares
Shares
Beneficially       6     Shared Voting Power:         10,050,000  Common Shares*
Owned by
Each               7     Sole Dispositive Power:            -0-   Common Shares
Reporting
Person With        8     Shared Dispositive Power:    10,050,000  Common Shares*

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                       10,050,000 Common Shares*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):                                                     [ ]

11   Percent of Class Represented by Amount in Row (9):  11.8%**

12   Type of Reporting Person (See Instructions):  IN

-----------------
* Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd. 9,740,000 of these shares represent the indirect proportionate interest of Mr. Byrne in the 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd., based upon the proportionate contribution of the reporting person to the capital of Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne's wife, is the record holder of 50,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of Common Shares of the issuer. Mr. Byrne disclaims beneficial ownership of the shares held by his wife.

** Based on 85,297,891 outstanding Common Shares, which is the total number of shares issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No.  G3529T105


1    Name of Reporting Person:  David A. Brown
     I.R.S. Identification No. of above person (entities only): N/A


2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[x]

3    SEC Use Only

4    Citizenship or Place of Organization: United Kingdom

Number of          5     Sole Voting Power:               10,000  Common Shares
Shares
Beneficially       6     Shared Voting Power:         10,080,000  Common Shares*
Owned by
Each               7     Sole Dispositive Power:          10,000  Common Shares
Reporting
Person With        8     Shared Dispositive Power:    10,080,000  Common Shares*

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                       10,090,000 Common Shares*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):                                                     [ ]

11   Percent of Class Represented by Amount in Row (9):  11.8%**

12   Type of Reporting Person (See Instructions):  IN

-----------------
* Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd. 260,000 of these shares represent the indirect proportionate interest of Mr. Brown in the 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd., based upon the proportionate contribution of the reporting person to the capital of Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these shares. In addition, Mr. Brown serves as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 80,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of Common Shares of the issuer. Mr. Brown disclaims beneficial ownership of the shares held by Leyton Limited. Mr. Brown is also the record holder of 10,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of the Common Shares of the issuer.

** Based on 85,297,891 outstanding Common Shares, which is the total number of shares issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

CUSIP No.  G3529T105


   Item 1.

   (a)      Name of Issuer:   Flagstone Reinsurance Holdings Limited

   (b)      Address of Issuer's Principal Executive Offices:
            Crawford House
            23 Church Street
            Hamilton HM11, Bermuda

   Item 2.

   (a)      Name of Person Filing:

            Haverford (Bermuda) Ltd., a Bermuda company

            Individuals:
            (i) Mark J. Byrne, an Irish citizen
           (ii) David A. Brown, a United Kingdom citizen

   (b)      Address of Principal Business Office or, if none, Residence:

            The address of each reporting person is:
            c/o Haverford (Bermuda) Ltd.
            Crawford House
            23 Church Street
            Hamilton HM11, Bermuda


   (c) Citizenship: Each of the entities or persons identified in 2(a) above is a company or individual organized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity's or person's name.

   (d) Title of Class of Securities: Common Shares, par value $0.01 per share ("Common Shares")

   (e)      CUSIP No.: G3529T105


   Item 3.  Not applicable


   Item 4.  Ownership

   (a)      Amount beneficially owned:

          (i) Haverford (Bermuda) Ltd. is the record holder of 10,000,000 Common Shares.

          (ii) Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd. 9,740,000 of these shares represent the indirect proportionate

CUSIP No.  G3529T105


               interest of Mr. Byrne in the 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd., based upon the proportionate contribution of the reporting person to the capital of Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne's wife, is the record holder of 50,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of Common Shares of the issuer. Mr. Byrne disclaims beneficial ownership of the shares held by his wife.

          (iii) Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd. 260,000 of these shares represent the indirect proportionate interest of Mr. Brown in the 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd., based upon the proportionate contribution of the reporting person to the capital of Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these shares. In addition, Mr. Brown serves as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 80,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of Common Shares of the issuer. Mr. Brown disclaims beneficial ownership of the shares held by Leyton Limited. Mr. Brown is also the record holder of 10,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of the Common Shares of the issuer.

   (b)      Percent of class*:

--------------------------------------- ---------------------------------
Haverford (Bermuda) Ltd.                                   11.7%
--------------------------------------- ---------------------------------
Mark J. Byrne                                              11.8%
--------------------------------------- ---------------------------------
David A. Brown                                             11.8%
--------------------------------------- ---------------------------------
-----------------
     * Based on 85,297,891 outstanding Common Shares, which is the total number of shares issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

   (c) Number of shares as to which such person has: (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

---------------------------- ----------------------------------------------------------------
                                                Number of Shares
---------------------------- ----------------------------------------------------------------
Reporting Person                  (i)            (ii)            (iii)            (iv)
---------------------------- --------------- --------------- --------------- ----------------

---------------------------- --------------- --------------- --------------- ----------------
Haverford (Bermuda) Ltd.         10,000,000               0      10,000,000                0
---------------------------- --------------- --------------- --------------- ----------------

---------------------------- --------------- --------------- --------------- ----------------
Individuals
---------------------------- --------------- --------------- --------------- ----------------
Mark J. Byrne *                           0      10,050,000               0       10,050,000
---------------------------- --------------- --------------- --------------- ----------------
David A. Brown**                     10,000      10,080,000          10,000       10,080,000
---------------------------- --------------- --------------- --------------- ----------------

* Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 10,000,000 Common Shares of the issuer held of

CUSIP No.  G3529T105


     record by Haverford (Bermuda) Ltd. 9,740,000 of these shares represent the indirect proportionate interest of Mr. Byrne in the 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd., based upon the proportionate contribution of the reporting person to the capital of Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne's wife, is the record holder of 50,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of Common Shares of the issuer. Mr. Byrne disclaims beneficial ownership of the shares held by his wife.

** Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd. 260,000 of these shares represent the indirect proportionate interest of Mr. Brown in the 10,000,000 Common Shares of the issuer held of record by Haverford (Bermuda) Ltd., based upon the proportionate contribution of the reporting person to the capital of Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these shares. In addition, Mr. Brown serves as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 80,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of Common Shares of the issuer. Mr. Brown disclaims beneficial ownership of the shares held by Leyton Limited. Mr. Brown is also the record holder of 10,000 Common Shares of the issuer which were purchased through the Directed Share Program in connection with the initial public offering of the Common Shares of the issuer.

   Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

   Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            See Item 4 above.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

   Item 8.  Identification and Classification of Members of the Group

            Not applicable. Each of the Reporting Persons expressly disclaims membership in a "group" as defined in Rule 13d-5 of the Exchange Act.

   Item 9.  Notice of Dissolution of Group

            Not applicable.

   Item 10. Certification

            Not applicable.

CUSIP No.  G3529T105


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

                                            HAVERFORD (BERMUDA) LTD.


                                            By: /s/ Mark J. Byrne
                                                -----------------
                                                Name: Mark J. Byrne
                                                Title: Chairman


                                                /s/ Mark J. Byrne
                                                -----------------
                                                Mark J. Byrne



                                                /s/ David A. Brown
                                                ------------------
                                                David A. Brown

CUSIP No.  G3529T105

                                                                       Exhibit I
                                                                       ---------

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Shares of Flagstone Reinsurance Holdings Limited.

Dated: February 14, 2008

                                            HAVERFORD (BERMUDA) LTD.


                                            By: /s/ Mark J. Byrne
                                                -----------------
                                                Name: Mark J. Byrne
                                                Title: Chairman


                                                /s/ Mark J. Byrne
                                                -----------------
                                                Mark J. Byrne



                                                /s/ David A. Brown
                                                ------------------
                                                David A. Brown